26th Floor, Gloucester Tower The Landmark 15 Queen’s Road Central Hong Kong
Telephone: +852 3761 3300 Facsimile: +852 3761 3301 www.kirkland.com	David Zhang To Call Writer Directly +852 3761 3318 david.zhang@kirkland.com

December 19, 2018

CONFIDENTIAL

Mr. David Gessert,

Ms. Pam Long,

Ms. Michelle Miller,

Mr. Marc Thomas,

AD Office 11 – Telecommunications

Division of Corporation Finance

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	Jiayin Group Inc.

Response to the Staff’s Comments on Draft Registration Statement on Form

F-1 Submitted on November 30, 2018

CIK No. 0001743102

Dear Mr. Gessert, Ms. Long, Ms. Miller and Mr. Thomas:

On behalf of our client, Jiayin Group Inc. (the “Company”), a foreign private issuer under the laws of the Cayman Islands, we are filing herewith the Company’s Registration Statement on Form F-1 (the “Registration Statement”) via EDGAR with the Securities and Exchange Commission (the “Commission”) under the Securities Act of 1933, as amended (the “Securities Act”). To facilitate your review, we have separately delivered to you today five courtesy copies of the Registration Statement, marked to show changes to the revised draft registration statement confidentially submitted on November 30, 2018 (the “Draft Registration Statement”).

Concurrently with the filing of the Registration Statement, the Company is hereby in this letter setting forth the Company’s response to the comments contained in the letter from the staff of the Commission (the “Staff”) dated December 11, 2018. The Staff’s comments are repeated below in bold and are followed by the Company’s response. We have included page references in the Registration Statement where the language addressing a particular comment appears. Capitalized terms used but not otherwise defined herein have the meanings set forth in the Registration Statement.

PARTNERS:     Pierre- Luc Arsenault3 | Lai Yi Chau | David G. Couper7 | Justin M. Dolling6 | David Patrick Eich1,5,6 | Liu Gan2 | Karen K.Y. Ho | Damian C. Jacobs6 | Ka Man Lau | Guang Li3 | Neil E.M. McDonald | Kelly Naphtali | Ram Narayan3 | Nicholas A. Norris6 | Derek K.W. Poon3,6 | Paul S. Quinn | Richard C.C. Sharpe | Jesse D. Sheley# | Arthur K.H. Tso | Susan S.X. Wang | Tarun R. Warriar6 | Li Chien Wong | Wanda T.K. Woo | David Yun6 | Jacqueline B.N. Zheng3,6

REGISTERED FOREIGN LAWYERS:     Daniel J. Abercromby6 | Damien Coles6 | Meng Ding3 | Daniel Dusek3 | Jennifer Y.Y. Feng6 | Han Gao4 | David M. Irvine6 | Hao- Chin Jeng3 | Benjamin W. James4 | Cori A. Lable2 | Xiaoxi Lin3 | Daniel A. Margulies6 | Peng Qi3 | Mi Tang3 | Wenchen Tang3 | Liyong Xing3 | David Zhang3 | Yue Zhang3

ADMITTED IN:     1 State of Illinois (U.S.A.); 2 Commonwealth of Massachusetts (U.S.A.); 3 State of New York (U.S.A.); 4 State of Texas (U.S.A.); 5 State of Wisconsin (U.S.A.); 6 England and Wales; 7 Queensland (Australia); # non- resident

Beijing     Boston     Chicago     Dallas     Houston     London     Los Angeles     Munich     New York     Palo Alto     San Francisco     Shanghai     Washington, D.C.

Division of Corporation Finance

Office of Financial Services

Securities and Exchange Commission

December 19, 2018

In accordance with the Jumpstart Our Business Startups Act and the Fixing America’s Surface Transportation Act, the Company plans to file an amendment to the Registration Statement containing the estimated price range and offering size and launch the road show no earlier than 15 days after the date hereof and would appreciate the Staff’s prompt feedback to this filing.

Draft Registration Statement on Form F-1 Submitted December 3, 2018

Prospectus Summary

Recent Developments, page 4

1.

In light of the fact that your financial condition and result of operations were adversely affected during the three month period ended September 30, 2018, due to the adverse factors disclosed, please revise to provide a discussion of the impact on the specific revenues and operating expenses impacted as well as the fact that the company recognized a net loss for the period. In addition, due to the proactive strengthening of risk assessment and the more selective loan application approval process which was a result of the adverse factors, the expected continuing impact on operating performance should be clearly disclosed.

In response to the Staff’s comment, the Company has revised pages 4, 5 and 114 of the Registration Statement.

Summary Consolidated Financial and Operating Data, page 12

2.

Please revise to add a footnote to the “Summary Consolidated Cash Flow Data” presented to indicate that during the nine months ended September 30, 2018, a RMB 400,000 dividend was paid to the CEO and Founder of Niwodai Finance, who in turn, utilized the proceeds of the dividend to repay a related party receivable owed to the Company. Please indicate that these amounts were reflected within the operating and financing activities for the interim nine months presented and disclose that without this related party transaction, you would have had operating cash outflows during this period.

In response to the Staff’s comment, the Company has revised pages 13, 85 and 116 of the Registration Statement.

Management’s Discussion and Analysis of Financial Condition and Results of Operations

Division of Corporation Finance

Office of Financial Services

Securities and Exchange Commission

December 19, 2018

Liquidity and Capital Resources, page 112

3.

Please revise to disclose that the level of net payouts related to the guarantee liabilities has exceeded net revenues in the fiscal years 2016 and 2017 as well as in the interim nine month period of 2018. The contributions received from borrowers contributed to the guarantee payout fund during each of these periods were also less than the net payouts. In order for the reader to clearly understand the sources of and available funds utilized for the net payouts, please revise to provide a discussion which addresses the impact on liquidity and working capital given that the amounts contributed to the payout of funds were less than the net payouts to investors in the fiscal years 2016 and 2017 and the interim period of 2018.

The Company respectfully advises the Staff that Company has revised the disclosure on pages 115 and 116 of the Revised Draft Registration Statement.

Management

2016 Share Incentive Plan, page 169

4.

Please revise to disclose the compensation expense recorded for the September share options issued and the compensation expense to be recorded for the October share issuances, in light of the pending offering.

The Company respectfully advises the Staff that Company is still in the process of assessing the fair value of the option granted in October 2018 with the assistance from an independent valuation firm, and the assessment will take consideration of the Company’s value upon the initial public offering. The Company will disclose the compensation expenses to be recorded for the October share in the following submission once the evaluation is concluded and the value of October grants is determined.

In response to the Staff’s comments, the Company has revised the disclosures on page 174 of the Revised Draft Registration Statement to include the compensation expenses recorded for option granted in September 2016.

Notes to Consolidated Financial Statements

Note 1. Organization and Principal Activities, page F-7

5.	Please revise to disclose the accounting literature followed in the accounting for the Niwodai transaction as noted in your response to comment 1.

Division of Corporation Finance

Office of Financial Services

Securities and Exchange Commission

December 19, 2018

The Company respectfully advises the Staff that Company has revised the disclosure on pages 179 and F-7 of the Revised Draft Registration Statement.

Note 2. Summary of Significant Accounting Policies

(j) Investor Assurance Program, page F-14

6.

We note your response to comment 4 and revised disclosure that you did not recognize any assets in relation to service fees collectible from the old loans upon the 2015 Niwodai Finance acquisition as you believed that it was not probable to collect substantially all of the consideration related to the service fees due to the high default rate on the old loans. Please revise your disclosure to clarify that service fees collected from all the loans are principally related to new loans facilitated by you.

The Company respectfully advises the Staff that Company has revised the disclosure on page F-16 of the Revised Draft Registration Statement.

Division of Corporation Finance

Office of Financial Services

Securities and Exchange Commission

December 19, 2018

7.

We note your response to comment 4 and your revised disclosures on pages 102, F-14 and F-55 where you state that you set aside the service fees charged by Shanghai Caiyin into designated restricted cash accounts to be used to cover the principal and interest of defaulted loans on a portfolio basis. Revise your disclosure to clarify that you set aside subsequent collections of assets from the investor assurance program as well as incremental working capital amounts determined by you as necessary to satisfy liabilities for your investor assurance program to cover principal and interest of defaulted loans on a portfolio basis.

The Company respectfully advises the Staff that Company deposited service fees collected from Shanghai Caiyin into a designated account solely for the purpose of the payouts in relation to the investor assurance program. In other words, the contribution from borrowers are service fees that were collected by Shanghai Caiyin pursuant to the agreement entered between Shanghai Caiyin and the borrowers. On the other hand, the assets from investor assurance program were recognized initially at loan inception corresponding to the stand-ready liability recognized, which could be only a portion of service fees collectible by Shanghai Caiyin, or could also include additional service fees that are charged by Niwodai Internet, depending on the amount of the stand-ready liabilities recognized at the loan inception. Therefore, all the subsequent collection of assets from the investor assurance program are not necessarily set aside in the designated account for the investor assurance program to cover principal and interest of defaulted loans. The cash collection that is relevant to the investor assurance program and is set aside in a designated account is service fee that is collected by Shanghai Caiyin. However, the Company monitors and manage the fund in the restricted cash on a portfolio basis, and the Company will contribute its own working capital to the designated account if the available fund balance is not sufficient to cover the payout in a point of time.

In response to the Staff’s comments, the Company revised the disclosure on page F-16 of the Revised Draft Registration Statement.

(k) Restricted Cash, page F-17

8.

We note your response to comment 4 and your revised Restricted Cash disclosures on pages F-17 and F-58. Please revise the table to disclose the amounts of both gross payouts and gross recoveries collected for the periods presented.

The Company respectfully advises the Staff that Company has revised the disclosures on pages F-17 and F-57 of the Revised Draft Registration Statement.

Division of Corporation Finance

Office of Financial Services

Securities and Exchange Commission

December 19, 2018

9.

We note your response to comment 4 and prior comment 8 of your letter of November 5, 2018. Considering the establishment of equal and offsetting assets upon recognition of the liabilities from the investor assurance program in accordance with ASC 460-10-55-23 and the related subsequent collection of these specific assets as disclosed on pages F-33 and F-55, please disaggregate contributions from borrowers in your restricted cash rollforward, for all periods presented, to separately disclose both collections of these assets that reconciles to the disclosures on pages F-33 and F-55 and incremental working capital contributions made by you to satisfy liabilities from the investor assurance program.

The Company respectfully advises the Staff that we have disaggregated contribution from borrowers in the restricted cash rollforward for all periods presented to show the collection and the incremental working capital contribution. In addition to the reason mentioned in the response to comment 7, the amount of the service fees charged by Shanghai Caiyin for the purpose of the investor assurance program is determined by the Company based on the availability of restricted cash balance within the program, and the charge rate of such fees does not vary from different loans, as the Company manages the investor assurance program on a pool basis. However, the assets from investor assurance program were recognized initially at loan inception corresponding to the stand-ready liability recognition under ASC 460, which is determined based on the net accumulated loss rate on corresponding batch of loans. Due to the aforementioned reasons, there is always a gap between the service fees charged by Shanghai Caiyin for the purpose of the investor assurance program and the amount of asset of investor assurance program that is recognized on the consolidated balance sheet at the inception of the loans. As such, the contribution from borrowers in the activity of restricted cash cannot be reconciled to the collection of the asset from investor assurance program.

We provide the following example of the journal entries under the investor assurance program. A loan with principal of $100 is facilitated on the Company’s platform and the expected net accumulative loss rate is 30% (no margin is considered for purposes of this illustration).

The Company records the following journal entries when the loan is originated between the investor and the borrower:

DR: Assets from investor assurance program             $30

CR: Liabilities from investor assurance program                  $30

When Caiyin collects service fees from the borrowers (two scenarios)

Scenario 1:

If the service fee collected by Caiyin is $40, which is more than the assets from investor assurance program recognized:

DR: Restricted cash                                                     $40*

CR: Assets from investor assurance program             $30

CR: Contract assets related to loan facilitation service         $10

When Caiyin compensates the investors for the defaulted loan

DR: Liabilities from investor assurance program       $30

CR: Restricted cash                                                                $30

Scenario 2:

If the service fee collected by Caiyin is $20, which is less than the assets from investor assurance program recognized, the service fee collected by Niwodai Internet is used to make up the gap

DR: Restricted cash                                                      $20*

CR: Assets from investor assurance program                       $20

DR: Cash                                                                      $10**

CR: Assets from investor assurance program                       $10

When Caiyin compensates the investors for the defaulted loan, since the balance of the investor assurance fund is depleted, the Group uses its own working capital to fund the investor assurance program.

DR: Restricted cash                                                    $10

CR: Cash                                                                                 $10

DR: Liabilities from investor assurance program     $30

CR: Restricted cash                                                                $30

*	Represents “contribution from borrowers” in the restricted cash rollforward, which is the service fees collected by Caiyin and deposited into the designated restricted cash account
**	Represents the service fees collected by Niwodai Internet which are not deposited into the designated restricted cash account

Note 2. Summary of Significant Accounting Policies

(g) Revenue recognition, page F-58

10.

We note your response to comments 7 and 9 as well as your response to prior comment 15 of your November 5, 2018 letter. We also note that monthly service fees, which include facilitation services and post-origination service fees are due on the same day as the monthly repayment of principal and interest of the underlying loan. Considering that you present the outstanding principal of delinquent loans by product on page 90, please disclose outstanding contract assets and accounts receivable for monthly service fees consistent with your presentation on page 90 for the periods presented.

The Company respectfully advises the Staff that the contract assets and accounts receivables are a portion of service fees that are collectible from the borrowers that are allocated to the recognized facilitation and post-origination services, meanwhile a portion of collectible service fees are allocated to assets from the investor assurance program in accordance with ASC Topic 460 upon the inception of loans and a portion of collectible fees that are allocated to post-origination service will not be recognized until the corresponding post origination revenues are recognized during the tenure of the loans. Since the Company used assets retrospective method in adopting the ASC 606 the two years ended December 31, 2017, the Company was not able to account for the contract asset on an individual loan basis for all loans that were facilitated by the Company from the inception of the business, considering the large amount of loan contracts that were facilitated. Alternatively, the Company allocated such service fees on a collective basis, i.e. grouping by a batch of loans with the same origination period and the same maturity date when applying the new revenue standards.. Therefore, the way that the contract assets are accounted for makes it impracticable to identify and determine the amount of outstanding contract assets and accounts receivable at such a detail level as the presentation of the delinquent loan balances on page 90, which requires accounting for the contract assets and accounts receivables on an individual loan basis. In addition to that, the allowance for uncollectible contract assets is determined based on estimates, historical experience and other factors surrounding the credit risk of specific customers which is essentially the expected net accumulated loss rates used in determining the fair value of guarantee liabilities under each product type, rather than determined based on the aging of the outstanding principal of delinquent loans by product. Therefore, the Company believes that disclosing the contract assets alone by aging bucket in the same manner as the loan delinquencies were disclosed on page 90 is not meaningful to the users of the financial statements.

In response to the Staff’s comments, the Company has revised to add the disclosures on Page 94 of the outstanding monthly service fees of delinquent loans by product in the same manner as loan delinquencies were disclosed on page 90 of the Revised Draft Registration Statement. The Company further respectfully advises the Staff that the allowance of contract assets and accounts receivable at respectively period end cannot be reconciled to the outstanding monthly service fees as presented on the tabled added manly due to following reasons: (i) the monthly service fees disclosed also includes the service fees on loans assumed from Niwodai Finance in relation to the 2015 Acquisition, which is not considered as contract assets and accounts receivable on the consolidated balance sheet; (ii) the table added represents the actual service fees that are delinquent as of respective date, while the allowance represents the total expected uncollectible contract assets and accounts receivable during the entire life of respective loans.

Division of Corporation Finance

Office of Financial Services

Securities and Exchange Commission

December 19, 2018

Note 4. Liabilities From Investor Assurance Program, page F-64

11.

Please revise to provide information in regard to the “Other Guarantees” reflective of the activity during the interim periods presented, similar to the information presented in Note 6 to the audited financial statements on page F-35.

The Company respectfully advises the Staff that the Company has revised to add the disclosures on other guarantee liabilities on page F-64 of the Revised Draft Registration Statement.

Note 8. Related Party Transactions, page F-66

12.

Please revise to disclose whether the Company paid another dividend, subsequent to September 30, 2018, to the Chairman and Founder of the Company, upon which the proceeds were utilized to repay the RMB 119,572 receivable from Niwodai Finance outstanding at September 30, 2018.

The Company respectfully advises the Staff that as of the date of this response letter, the Company did not pay any dividend subsequent to September 30, 2018 to any shareholders of the Company. The receivable from Niwodai finance outstanding as of September 30, 2018 is expected to be settled using the working capital of Niwodai finance itself.

In response to the Staff’s comments, the Company has revised the disclosures on page F-67 of the Revised Draft Registration Statement.

*    *    *

Division of Corporation Finance

Office of Financial Services

Securities and Exchange Commission

December 19, 2018

If you have any questions regarding the Draft Registration Statement, please contact me at david.zhang@kirkland.com, +852 3761 3318 (work) or +852 9124 8324 (cell), or Steve Lin at steve.lin@kirkland.com, +86 10 5737 9315 (work) or + 86 186 1049 5593 (cell) or Meng Ding at, +852 3761 3309 (work) or +852 5366 8197 (cell). Questions pertaining to accounting and auditing matters may be directed to Neo Lin of Deloitte Touche Tohmatsu Certified Public Accountants LLP at nlin@deloitte.com.cn, +86 21 6141 1990 (work). Deloitte Touche Tohmatsu Certified Public Accountants LLP is the independent registered public accounting firm of the Company.

Thank you for your time and attention.

By:	/s/ David Zhang
David Zhang

Enclosure

c.c.	Chunlin Fan, Chief Financial Officer
David T. Zhang, Esq., Partner, Kirkland & Ellis International LLP
Steve Lin, Esq., Partner, Kirkland & Ellis International LLP
Meng Ding, Esq., Partner, Kirkland & Ellis International LLP
Chris K.H. Lin, Esq., Partner, Simpson Thacher & Bartlett LLP
Daniel Fertig, Esq., Partner, Simpson Thacher & Bartlett LLP
Neo Lin, Partner, Deloitte Touche Tohmatsu Certified Public Accountants LLP